UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  April 2019

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

GRUPO AEROPORTUARIO DEL PACIFICO

ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2019

Guadalajara, Jalisco, Mexico, April 25, 2019 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the quarter ended March 31, 2019. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Results 1Q19 vs. 1Q18

•	The sum of aeronautical and non-aeronautical services revenues increased by Ps. 423.0 million, or 13.6%. Total revenues increased by Ps. 271.4 million, or 8.0%.

•	Cost of services increased by Ps. 78.0 million, or 15.1%.

•	Operating income increased by Ps. 233.1 million, or 12.6%.

•	EBITDA increased by Ps. 270.3 million, or 12.1%. EBITDA margin (excluding the effects of IFRIC 12) decreased from 71.7% in 1Q18 to 70.8% in 1Q19.

•	Net income and comprehensive income increased by Ps. 205.8 million, or 18.7%.

Operating Results

During 1Q19, total terminal passengers in the Company’s 13 airports increased by 588.6 thousand passengers, or 5.2%, compared to 1Q18. Over the same period, domestic passenger traffic increased by 233.6 thousand passengers, while international passenger traffic increased by 354.9 thousand passengers.

In the traffic tables below, we have reflected the users of the Cross Border Xpress (CBX) under the international passenger numbers for the Tijuana airport.

During 1Q19, the following routes opened:

Domestic Routes:

Note: The frequencies routes are subject to change without notice.

International Routes:

Note: The frequencies routes are subject to change without notice.

Domestic Terminal Passengers (in thousands):

1 CBX users are classified as international passengers.

International Terminal Passengers (in thousands):

1 CBX users are classified as international passengers.

Total Terminal Passengers (in thousands):

1 CBX users are classified as international passengers.

CBX Users (in thousands):

Consolidated Results for the First Quarter of 2019 (in thousands of pesos):

- Net income and comprehensive income per share are calculated based on 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 19.3980 per U.S. dollar (the noon buying rate on March 31, 2019, as published by the U.S. Federal Reserve Board).

- For purposes of the consolidation of the Montego Bay airport, the average monthly exchange rate of Ps. 19.2199 per U.S. dollar for the three months ended March 31, 2019 was used.

Revenues (1Q19 vs. 1Q18)

•	Aeronautical services revenues increased by Ps. 270.8 million, or 11.5%
•	Non-aeronautical services revenues increased by Ps. 152.2 million, or 20.3%
•	Revenues from improvements to concession assets decreased by Ps. 151.6 million, or 50.9%
•	Total revenues increased by Ps. 271.4 million, or 8.0%

-	Aeronautical services revenues include:

i.	Revenues from the Mexican airports increased by Ps. 211.2 million, or 10.7%, compared to 1Q18, generated mainly by a 4.4% increase in passenger traffic, as well as higher passenger fees after adjustments for inflation.

ii.	Revenues from the Montego Bay airport increased by Ps. 59.6 million, or 15.7%, compared to 1Q18. This was mainly due to an 11.9% increase in passenger traffic, an increase in passenger fees due to inflation and the 2.5% depreciation of the Mexican peso against the U.S. dollar, from an average exchange rate of Ps. 18.7590 in 1Q18 to an average exchange rate of Ps. 19.2199 in 1Q19.

-	Non-aeronautical services revenues include:

i.	The Mexican airports contributed an increase of Ps. 131.5 million, or 21.3%, compared to 1Q18, mainly driven by an increase of Ps. 80.9 million in revenues from businesses operated by third parties. This was mainly due to the opening of commercial spaces, mainly at the Guanajuato, Guadalajara and Tijuana airports, which resulted in a combined increase of Ps. 71.6 million in revenues from car rentals, food and beverage operations, retail stores and duty-free stores. Revenues in dollars from VIP lounges, timeshares, duty-free stores and car rentals rose by a combined 18.0%, generating an increase in non-aeronautical services revenues of Ps. 38.8 million or 21.0%.

Revenues from businesses operated directly by the Company increased by Ps. 37.7 million or 26.1%, mainly driven by an increase in the number of visitors at the VIP lounges, and an increase in car parking and convenience store revenues. EBITDA margin generated by VIP lounges and convenience stores increased from 64.2% in 1Q18 to 66.1% in 1Q19.

ii.	Revenues from the Montego Bay airport in 1Q19 increased by Ps. 20.7 million, or 15.8%, compared to 1Q18, driven mainly by an 17.2% increase in revenues from duty-free stores, retail stores, leasing of space and food and beverages, as well as the 2.5% of peso depreciation against the U.S. dollar during the quarter.

Figures expressed in thousands of Mexican pesos.

-	Revenues from improvements to concession assets[1]

Revenues from improvements to concession assets (IFRIC 12) decreased by Ps. 151.6 million, or 50.9%, compared to 1Q18, mainly due to a decrease in committed investments under the Master Development Program for the Mexican airports for 2019, which resulted in a decrease of Ps. 128.4 million, or 54.9%, compared to 1Q18, as well as to a decline in improvements to concession assets at the Montego Bay airport of Ps. 23.2 million, or 36.2%, compared to 1Q18.

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 38.3 million, or 2.5%, compared to 1Q18, mainly due service costs comprised of the following:

-	Operating costs at the Mexican airports decreased by Ps. 1.3 million, or 0.1%, mainly due to a decrease in improvements to concession assets (IFRIC 12) of Ps. 128.4 million, or 54.9%, which was offset by an increase in cost of services of Ps. 71.5 million, or 17.2%, an increase in costs of technical assistance and concession taxes of Ps. 29.8 million, or 12.8%, and an increase in depreciation and amortization of Ps. 28.2 million or 9.5%. The increase in cost of services was mainly due to:

•	Other operating expenses increased by Ps. 24.9 million, or 32.8%, compared to 1Q18, mainly due to higher expected credit loses, cost of sales in VIP lounges and convenience stores and professional services fees, which jointly increased by Ps. 23.5 million, or 31.9%.
•	Higher employee costs of Ps. 21.1 million, or 14.9%, compared to 1Q18, due to a Ps. 10.4 million increase in personnel costs due to additional personnel and salary adjustments of Ps. 9.4 million.
•	An increase in utility costs of Ps. 13.0 million, or 36.1%, compared to 1Q18, mainly due to expansions of terminal buildings and higher energy prices in 1Q19.
•	An increase in safety, security and insurance costs of Ps. 8.3 million, or 11.5%, compared to 1Q18, due to a higher personnel count at the airports following an increase in the number of security checkpoints and expansions of the terminal buildings, as well as adjustments of the service fees.

-	Operating costs at the Montego Bay airport increased by Ps. 39.7 million, or 10.3% compared to 1Q18, mainly due to an increase in the concession taxes of Ps. 47.2 million, or 35.8%, increases in cost of services of Ps. 6.5 million, or 6.5%, and depreciation and amortization of Ps. 9.1 million. This increase was offset by a decrease in costs of improvements to concession assets (IFRIC 12) for Ps. 23.2 million.

Operating margin increased by 230 bps from 54.2% in 1Q18 to 56.5% in 1Q19. Excluding the effects of IFRIC 12, operating margin decreased by 50 bps, from 59.3% in 1Q18 to 58.8% in 1Q19. Operating income increased by Ps. 233.1 million, or 12.6%, compared to 1Q18.

EBITDA margin increased by 260 bps from 65.4% in 1Q18 to 68.0% in 1Q19. Excluding the effects of IFRIC 12, EBITDA margin increased by 90 bps from 71.7% in 1Q18 to 70.8% in 1Q19. The nominal value of EBITDA increased by Ps. 270.3 million, or 12.1%, compared to 1Q18.

Financial result increased by Ps. 132.2 million, from a net income of Ps. 49.6 million in 1Q18 to Ps. 82.6 million in 1Q19. This increase was mainly the result of:

-	Foreign exchange gain decreased from Ps. 154.7 million in 1Q18 to Ps. 69.3 million in 1Q19, mainly due to an 8.0% appreciation of the Mexican peso against the U.S. dollar in 1Q18, compared to a depreciation of 2.5% in 1Q19 generating a decrease in foreign exchange gain of Ps. 85.4 million. This effect was offset by a decrease in net foreign exchange loss due to the foreign currency translation effect of Ps. 238.4 million compared with 1Q18.

-	Interest expenses increased by Ps. 35.8 million, or 13.5%, compared to 1Q18, mainly due to an increase in interest rates.

-	Interest income decreased by Ps. 10.9 million or 6.6%, due to the Company’s cash position during 1Q19 versus 1Q18.

Comprehensive income increased by Ps. 205.8 million, or 18.7%, compared to 1Q18.

This increase was mainly a result of an increase in income before income taxes of Ps. 100.7 million, or 5.3%, as well as to an exchange rate gain from the currency translation effect of Ps. 238.4 million, or 71.7%, which was offset by an increase in income taxes of Ps. 132.6 million, or 28.5%, due to a decline in the benefit from deferred income tax of Ps.95.2 million and an increase in the current tax of Ps. 37.4 million.

Statement of Financial Position

Total assets as of March 31, 2019 increased by Ps. 3,463.4 million compared to March 31, 2018, primarily due to the following items: (i) cash and cash equivalents of Ps. 2,030.8 million, (ii) improvements to concession assets of Ps. 1,096.2 million, (iii) machinery, equipment and improvements to leased buildings of Ps. 209.6 million and (iv) client accounts receivable of Ps. 181.9 million. This result was offset by a decline in airport concessions of Ps. 151.6 million.

Total liabilities as of March 31, 2019 increased by Ps. 3,562.2 million compared to the same period of 2018. This increase was primarily due to: (i) an increase in long-term bond certificates (Certificados Bursátiles) of Ps. 3,000.0 million and (ii) an increase in long-term bank loans of Ps. 714.8 million. These increases were mainly offset by: (i) a decrease in short-term bank loans of Ps. 139.2 million, and (ii) a decrease in accounts payable of Ps. 117.7 million, among other factors.

Recent Events

On March 29, 2019, the Company issued Ps. 3.0 billion in long-term bond certificates in Mexico (Certificados Bursátiles), under the ticker symbol “GAP 19”. These certificates will pay a variable rate of TIIE-28 plus 45 basis points, and principal will be due at maturity on March 22, 2024. The Company signed a floating-for-fixed interest rate swap for the full term of the bond certificates, swapping the TIIE-referenced floating leg for an 8.03% fixed leg, for which the Company’s financial cost will be 8.48% annually.

* * *

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	1Q18	1Q19	Change
Guadalajara			
Aeronautical services	647,127	691,981	6.9%
Non-aeronautical services	178,967	219,039	22.4%
Improvements to concession assets (IFRIC 12)	43,372	10,394	(76.0%)
Total Revenues	**869,465**	**921,413**	**6.0%**
Operating income	558,978	590,200	5.6%
EBITDA	**638,213**	**674,804**	**5.7%**
Tijuana			
Aeronautical services	296,848	358,233	20.7%
Non-aeronautical services	72,887	91,721	25.8%
Improvements to concession assets (IFRIC 12)	49,172	5,586	(88.6%)
Total Revenues	**418,907**	**455,540**	**8.7%**
Operating income	227,644	281,552	23.7%
EBITDA	**270,726**	**331,844**	**22.6%**
Puerto Vallarta			
Aeronautical services	348,138	381,185	9.5%
Non-aeronautical services	111,425	129,102	15.9%
Improvements to concession assets (IFRIC 12)	3,436	2,972	(13.5%)
Total Revenues	**462,999**	**513,259**	**10.9%**
Operating income	324,610	365,248	12.5%
EBITDA	**362,601**	**403,735**	**11.3%**
Los Cabos			
Aeronautical services	324,954	354,331	9.0%
Non-aeronautical services	169,757	194,609	14.6%
Improvements to concession assets (IFRIC 12)	72,184	61,775	(14.4%)
Total Revenues	**566,894**	**610,715**	**7.7%**
Operating income	339,811	377,509	11.1%
EBITDA	**392,814**	**433,950**	**10.5%**
Montego Bay			
Aeronautical services	379,313	438,927	15.7%
Non-aeronautical services	131,127	151,788	15.8%
Improvements to concession assets (IFRIC 12)	64,299	41,050	(36.2%)
Total Revenues	**574,739**	**631,765**	**9.9%**
Operating income	190,665	208,032	9.1%
EBITDA	**277,482**	**303,906**	**9.5%**

Exhibit A: Operating results by airport (in thousands of pesos): (continued)

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Exhibit B: Consolidated statement of financial position as of March 31 (in thousands of pesos):

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

1Q18	1Q19	Change
Cash flows from operating activities:			
Consolidated net income	1,429,481	1,397,549	(2.2%)
Postemployment benefit costs	434	4,858	1019.4%
Bad debt expense	(3,020)	(19,915)	559.4%
Depreciation and amortization	384,368	421,601	9.7%
Lost sale of fixed assets	-	889	100.0%
Interest expense	223,325	236,347	5.8%
Loss (gain) share of profit of associates	(236)	4	(101.7%)
Long-term provisions	1,620	1,620	0.0%
Income tax expense	465,703	598,319	28.5%
Bank loan exchange rate fluctuation	(195,817)	(51,288)	(73.8%)
Net loss on derivative financial instruments	1,499	10,695	613.5%
	2,307,356	**2,600,678**	**12.7%**
Changes in working capital:			
(Increase) decrease in			
Trade accounts receivable	(66,541)	173,042	(360.1%)
Recoverable tax on assets and other assets	17,798	(37,339)	(309.8%)
Increase (decrease) in			
Concession taxes payable	33,407	59,660	78.6%
Accounts payable	298,138	(4,144)	(101.4%)
Cash generated by operating activities	**2,590,158**	**2,791,897**	**7.8%**
Income taxes paid	(500,201)	(523,398)	4.6%
Net cash flows provided by operating activities	**2,089,957**	**2,268,499**	**8.5%**

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

* * *

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

Date April 25, 2019